As Filed with the Securities and Exchange Commission on May 16, 2003     Registration No.  333-14078

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

Post-Effective Amendment No. 1

To Registration Statement No. 333-14078

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

FRONTLINE LTD.

(Exact name of issuer of deposited securities as specified in its charter)

N.A.

(Translation of issuer’s name into English)

BERMUDA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Timothy F. Keaney

The Bank of New York

101 Barclay Street, 22W

New York, N.Y. 10286

Telephone (212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

For Further Information Contact:

Timothy F. Keaney

The Bank of New York

101 Barclay Street

New York, N.Y. 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466

(X) immediately upon filing

( ) on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box.  ( )

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this Post-Effective Amendment No. 1 to the Form F-6 Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item- 1 Description of Securities to be Registered

Location in Form

of Receipt Filed

Item Number and Caption

Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary

Face of Receipt, top

Receipts and identity of

center

deposited securities

Terms of Deposit:

(I) The amount of deposited

Face of Receipt, upper

securities represented by

right corner

one unit of American Depositary Receipts

(ii) The procedure for voting,

Articles number

if any, the deposited securities

7 and 12

(iii) The collection and

Articles number

distribution of dividends

8 and 13

(iv) The transmission of

Article number 7

notices, reports and proxy soliciting material

(v) The sale or exercise of rights

Articles number 4 and 8

(vi) The deposit or sale of

Articles number

securities resulting from dividends,

8 and 11

splits or plans of reorganization

(vii) Amendment, extension or

Article number 13

termination of the deposit agreement

(viii) Rights of holders of

Article number 2

Receipts to inspect the transfer

books of the depositary and the

list of holders of Receipts

(ix) Restrictions upon the right

Introductory Article,

to deposit or withdraw the underlying

Articles, number 1,3,

securities

11, 15, and 16

(x) Limitation upon the liability of

Articles number 4, 5, 10,

of the depositary

and 12

Item Number and Caption

Location in Form of

American Depositary Receipt

Filed Herewith as Prospectus

2(a)Statement that Frontline Ltd. is subject to the

Article (7)

periodic reporting requirements of the Securities

Exchange Act of 1934 and, accordingly, files

certain reports with the Commission and that such

 reports can be inspected by holders of American

Depositary Receipts and copied at public reference

facilities maintained by the Commission in

Washington, D.C.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

(1) Form of Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the form of American Depositary Receipt itself, which is filed herewith as Exhibit A.

(4) Previously filed.

(5) Certification under 466 – filed herewith as Exhibit F.

Item 4.  Undertakings

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from Frontline Ltd. which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by Frontline Ltd.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 7, 2003.

By:

THE BANK OF NEW YORK,

as Depositary

By:

/s/ Michael F. Finck

Name:

Michael F. Finck

Title:

Managing Director

INDEX TO EXHIBITS

(1)

Form of Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the form of American Depositary Receipt itself.

(5)

Certification under Rule 466.